UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2021

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: April 7, 2021	By:	/s/ Lai Ling Tam
Name: Lai Ling Tam
Title: Director

Nam Tai Property Releases Investor Presentation and Completion of Third-Party Valuation Reports

●Investor presentation provides clear path for future growth and profitability

●Independent valuations affirm the underlying value of Nam Tai’s real estate assets

SHENZHEN, China – April 7, 2021 – Nam Tai Property Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTP) today released an investor presentation highlighting the fundamental value of its assets and a clear path for future growth.

The Company also announced the completion of third-party valuations of its properties by Savills Real Estate Valuation (Guangzhou) Limited (“Savills”) and Jones Lang LaSalle (“JLL”), resulting in an asset value of approximately RMB 5.7 billion ($880 million), which equates to a net asset value of approximately $18 per share, including balance sheet adjustments. The independent valuations completed in April 2021, includes Nam Tai’s six major properties: Nam Tai Inno Park, Nam Tai Technology Center, Nam Tai Inno Valley, Nam Tai Longxi, offices in Zhuoyue Baozhong Times Square, and Wuxi Facilities.

The $18 per share valuation based on independent third-party valuations contrasts with the unsubstantiated $40 per share valuation claimed by activist investor IsZo Capital LP, who have not provided a valuation methodology to support its estimated price. As a result, shareholders are urged to question whether the striking valuation difference is a tactic employed by IsZo to entice shareholders to support IsZo’s campaign to take control of the Company. IsZo has targeted Nam Tai based on an unrealistic and unsubstantiated projection for the value of Nam Tai’s share price, which is in stark contrast with independent expert opinions.

The investor presentation is available under “Presentation - Information and Activities” of the Investor Relations section at www.namtai.com. Highlights of the presentation include:

Strong Business Strategy with Clear Path for Growth

The Company has steadily executed its strategy, achieved meaningful milestones, and has set forth a clear path for long-term growth. In 2020, Nam Tai delivered profitability against significant economic and industry headwinds. The Company successfully executed its development growth strategy during the year as evidenced by the acquisition of an attractive site in Dongguan, where housing prices have since increased by approximately 20%, successfully converting the zoning of Nam Tai Technology Park to a highly favorable strata title, and completing its first project, Nam Tai Inno Park, on time and $117 million under budget.

Valuable Real-Estate Assets with Significant Potential for Future Growth

The Company has created a strong platform to source land acquisitions, develop and monetize properties with a focus on the fast-growing Guangdong-Hong Kong-Macao Greater Bay Area, the world’s largest Bay Area in terms of land area and population with highest real GDP growth. In addition to its completed project, Nam Tai has a highly valuable pipeline of projects that have the potential to bring increased revenues and profits for shareholders.

Kaisa Partnership Adds Strategic and Financial Value

Critical to the Company’s success is its strategic partnership with Kaisa, a top 24 national developer1 and a top 3 developer in Shenzhen2 with more than 20 years of local real estate experience. Leveraging its significant expertise in the local market, Kaisa brings to the Company a number of significant and strategic advantages, including local real estate expertise, expedited industrial development projects, and enhanced access to bank financings, suppliers and local authorities. Kaisa’s partnership and investment in the Company has greatly increased market confidence in Nam Tai, including from customers and suppliers – which are key to the continued success of the Company.

“Nam Tai is committed to driving growth and creating long-term value for shareholders. We believe our investor presentation and the independent valuation reports referenced in the presentation will provide clarity and assurance to shareholders regarding both our growth prospects and our underlying asset value. The highest priority for Nam Tai management is to resolve outstanding liquidity matters and resume normal operations,” said Dr. Lai Ling Tam, Director and Executive Chairman. “We deeply value the input and opinions of our shareholders. We look forward to demonstrating the true value of the Company, as well as management’s vision for unlocking significant growth.”

Notes:

1 According to 2020 ranking by CRIC

2 According to 2020 ranking by China Index Academy

Forward-looking Statement and Factors that Could Cause our Share Price to Decline

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "might", "can", "could", "will", "would", "anticipate", "believe", "continue", "estimate", "expect", "forecast", "intend", "plan", "seek", or "timetable". These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this press release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer and operator, mainly conducting business in Mainland China. Our main land resources are located in the Guangdong-Hong Kong-Macao Greater Bay Area ("Greater Bay Area") and Wuxi, China, of which the three plots in Shenzhen will be developed into Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley. We plan to build these technology parks into landmark parks in the region and provide high-quality industrial offices, industrial service spaces and supporting dormitories to the tenants. Based on the experience of developing and operating technology parks and an industrial relationship network accumulated over the past 40 years, we have also exported the operation model of technology parks to other industrial properties. Through an asset-light model, we have leased industrial properties for repositioning and business invitation. We will also expand the commercial and residential property business in China as an auxiliary development strategy of the Company. As the growth prospects of China maintain, we shall seize development opportunities in the Greater Bay Area and other first- and second-tier cities in China, and continue to strengthen and expand the business of industrial real estate, and commercial and residential properties. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: "NTP").

Please refer to our corporate website (https://www.namtai.com/) or the SEC website (www.sec.gov) for our press releases and financial statements.

Contacts

Ira Gorsky

Financial Communications

Edelman

Email: Ira.gorsky@edelman.com

Cell: 732-740-5872

Media and Investor Relations Department

Nam Tai Property Inc.

E-mail: ir@namtai.com.cn